

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Brian M. Sullivan
Chief Executive Officer
CTPartners Executive Search LLC
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: CTPartners Executive Search LLC**
> **Registration Statement on Form S-1**
> **Filed September 3, 2010**
> **File No. 333-169224**

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. We note that the registrant's name on the registration statement cover page is different from the name you disclosed on the prospectus cover page. Please confirm that your conversion to a Delaware corporation will be completed prior to the time you distribute the preliminary prospectus. Otherwise, please revise the prospectus to use your actual legal name.

3. Please confirm that you will disclose, prior to distribution of the preliminary prospectus, the number of shares of common stock to be sold by the registrant and by the selling stockholders, and the number of shares that will be outstanding after the offering.

Prospectus Summary, page 1

4.   Your summary currently contains a lengthy description of your competitive strengths and growth strategy. We note that the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business, competitive strengths, and growth strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K.

Business Summary, page 1

5.   Please revise the first sentence to disclose the measure by which you are a "leading" provider of retained executive search services. Clarify whether you compare yourself only to retained search firms or also to contingency firms. Also, please provide us with independent, third-party support for this statement.

6.   We note your use of "C-level" executives" in the first paragraph of this section and throughout the prospectus. Please revise to explain the meaning of this term the first time it is used.

7.   Refer to the fourth paragraph under this heading. Please tell us the basis for your belief that you are the only retained executive search firm to track and publish key quality metrics.

Summary Consolidated Financial Data, page 6

Non-GAAP Financial Measure, page 7

8.   We note that you use adjusted EBITDA to assess your ability to incur and service debt and fund capital expenditures, which indicates that you may view adjusted EBITDA as a liquidity measure as well as an operating measure. Please tell us if you use adjusted EBITDA as a liquidity measure, and if so, please provide reconciliation to the most comparable liquidity measure calculated in accordance with GAAP.

9.   Please expand your disclosure to explain how adjusted EBITDA assists you in comparing your performance on a consistent basis. Please also disclose why excluding non-cash equity-based compensation expense is useful to investors.

Risk Factors, page 9

10.   We note that the introductory paragraph states that "[t]he risks and uncertainties described below are not the only ones we face." Please discuss all material risks in the risk factors section and remove references to undisclosed risks.

11.   Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

- "We depend on attracting and retaining qualified executive search consultants," page 9;

- "We rely heavily on information management systems," page 11; and

- "We may not be able to align our cost structure with net revenue" page 12.

Please revise to ensure that each subheading adequately describes the risk you are disclosing. See Item 503(c) of Regulation S-K.

Special Note Regarding Forward-Looking Statements, page 18

12.   We note your reference to the Private Securities Litigation Reform Act of 1995. This reference appears to be inappropriate because the safe harbor is available only to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. In addition, the statute excludes statements made in connection with an initial public offering. Refer to Section 27A(b)(2)(D). Please revise your disclosure to remove such reference.

Use of Proceeds, page 19

13.   We note that an approximate amount will be used to pay down indebtedness owed to former equity holders of the registrant. If the amount is material, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

14.   Please revise the second bullet point to clarify whether the indebtedness is the same as the promissory notes held by employees, as described on page 54. If not, briefly describe the principal terms of the indebtedness you will repay with the offering proceeds,

including the interest rate, maturity date, total principal and interest currently outstanding and due on the debt, and identify the holder of this debt.

Liquidity and Capital Resources

Lines of Credit, page 33

15.   Please revise to discuss available borrowings under the revolving credit facility.

16.   We note your disclosure that under the terms of your revolving credit facility, you are required to maintain a maximum leverage ratio, minimum fixed charge ratio, minimum net worth, and maximum capital expenditures. Please revise to disclose whether you are in compliance with these financial covenants. If it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Convertible Note, page 33

17.   Please revise to disclose the amount of principal currently outstanding and interest due under the convertible promissory notes and their maturity dates.

Contractual Obligations, page 33

18.   To the extent you provide tabular disclosure of contractual obligations, please revise to include all contractual obligations, including long-term debt obligations and related interest obligations.

Our Executive Search Consultants and Other Employees, page 42

19.   We note that as of June 30, 2010, you had 79 executive search consultants, 76 associates, 34 researchers, and 110 administrative and support staff. Please revise to clarify how many of these are full-time employees. Specifically address whether your executive search "consultants" are employees or independent contractors. Refer to Item 101(h)(4)(xii) of Regulation S-K.

20.   Please revise to briefly describe the compensation structure for your executive search consultants, associates, researchers, and administrative and support staff.

Competition, page 44

21.   Please tell us the basis for your belief that you are a "quality leader" in your industry. Provide us with independent, third-party support for the statement that you offer the "first significant alternative" to the five largest executive search firms. In addition, please revise your disclosure to clarify what you mean by the phrase "first significant alternative."

Offices, page 44

22.   If any of the properties where your offices or operations are located are not held in fee or are held subject to any major encumbrance, please disclose and describe briefly how they are held. Refer to Item 102 of Regulation S-K.

Management, page 45

23.   Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 48

24.   We note that you have identified only Mr. Sullivan and Mr. Nocifora as your named executive officers. Please confirm to us that you have no other executive officers whose total compensation exceeds $100,000. Refer to Instruction 1 to Item 402(m)(2) of Regulation S-K.

25.   Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

Summary Compensation Table, page 52

26.   Disclosure on page 51 under the heading "Performance Unit Plan" suggests that Mr. Sullivan and Mr. Nocifora received grants of restricted stock in 2009. Please tell us why you did not include the stock awards in the summary compensation table. In addition, please explain why you did not provide a table reflecting outstanding equity awards at fiscal year-end, as required by Item 402(p) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 54

27. Please revise to disclose whether you intend to use offering proceeds to prepay this debt. Also, disclose the conversion ratio that will apply for holders that elect to convert their notes to equity following the notice of your intent to prepay.

28. Please file a copy of the promissory note as an exhibit to the registration statement or tell us why you believe it is not a material contract. Refer to S-K 601(b)(10) of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 65

29. If you did not engage Grant Thornton LLP prior to the year ended December 31, 2008, please revise as applicable to include the disclosures required by Item 304 of Regulation S-K related to the resignation, declination or dismissal of the previous principal accountants. If you did engage Grant Thornton LLP prior to the year ended December 31, 2008, revise to include the following disclosures:

- State whether the principal accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

- State whether during the two most recent fiscal years and any subsequent interim period preceding the dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Consolidated Statements of Members' Equity (Deficit), page F-5

30. Please provide a reconciliation of the beginning balance and ending balance of Redeemable Member Units for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statements of members' equity (deficit), in a separate statement, or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statements of members' equity (deficit), please do not include redeemable interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.

Notes to Consolidated Financial Statements, page F-7

Note 1. Basis of Presentation and Significant Accounting Policies, page F-7

Reimbursements, page F-7

31.   We note that you incur out-of-pocket expenses that are generally reimbursed by your clients. In that regard, please tell us why reimbursable expenses exceed revenue recognized for reimbursable expenses on your consolidated statements of operations for all periods presented and disclose the situations, if any, in which "reimbursable expenses" may not actually be reimbursable.

Accounts Receivable, page F-7

32.   Please revise your disclosure to include all of the disclosures required by ASC 310-10-50-6 and 7. Please also disclose the amount of the allowance for doubtful accounts as of the most recent interim balance sheet in the notes to the condensed financial statements.

Mandatorily Redeemable Member Units and Redeemable Member Units, page F-8

33.   Please revise to include all disclosures required by ASC 480-10-50.

34.   Please tell your basis for recording the change in fair value of the mandatorily redeemable member units as compensation and benefits rather than interest expense. Refer to ASC 480-10-35-3.

35.   Please revise to disclose the inputs used to measure the fair value of the mandatorily redeemable member units and the redeemable member units and changes in valuation techniques and related inputs, if any, during the period. In addition, please expand your disclosure to describe the internal valuation method used to measure the fair value per unit. Refer to ASC 820-10-50-2.

Basic and Diluted Earnings per Unit, page F-10

36.   We note that you have excluded units that would be issued upon conversion of the convertible promissory notes from diluted earnings per share because they are currently out of the money. Please disclose the amount of potentially dilutive units.

Unaudited Pro Forma Members' Equity (Deficit), page F-12

37.   Please revise here and on page F-27 to include pro-forma adjustments for income tax expense as part of members' deficit/accumulated deficit, rather than as a separate line item in equity, and include explanatory notes for each adjustment as necessary. In addition, please clarify how you determined the pro forma effect of income tax expense on the unaudited pro forma members' equity (deficit) as of December 31, 2009. In this regard, we note your disclosure on page F-11 that you anticipate a one-time tax expense of approximately $5.5 million as a result of the conversion to a corporation.

Note 6. Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-16

38.   Please revise here and on page F-30 to disclose the method used and the significant assumptions used to estimate the fair value of awards under the member unit purchase plan and performance unit plan. Refer to ASC 718-10-50-2(f).

Part II

Other Expenses of Issuance and Distribution, page II-1

39.   Please indicate the portion, if any, of expenses to be borne by the selling security holders. Refer to Item 511 of Regulation S-K.

Recent Sales of Unregistered Securities, page II-3

40.   Please describe the type and amount of consideration you received in exchange for performance units issued under the performance unit plan, as disclosed in paragraphs 1 through 4. Refer to Item 701(c) of Regulation S-K.

Signatures

41.   The registration statement must be signed by at least a majority of the board of directors or persons performing similar functions. Please confirm that Mr. Sullivan and Mr. Nocifora are the only members of the Board of Managers, or revise the document to include signatures of at least a majority of the full Board of Managers. Refer to Instruction 1 to the Signatures section of Form S-1.

Exhibits

42.   Please file all required exhibits as soon as possible. If you are not in a position to file your legal opinion, please provide a draft opinion for us to review. We must review your opinion prior to effectiveness and we may have comments.

43.   Please revise the exhibit index on page II-5 to make it consistent with the exhibit index on page S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Howard Groedel (via fax)